MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the "Company" or "Levon") should be read in conjunction with the Company's unaudited interim financial statements for the six months ended September 30, 2009 and the audited financial statements for the year ended March 31, 2009 and the notes thereto.

This Management Discussion and Analysis ("MD&A") is dated November 25, 2009 and discloses specified information up to that date. Levon is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Levon", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Levon Resources Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in British Columbia, Alberta and Ontario and its international ISIN number is CA 5279011020. The Company's principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

As at September 30, 2009, the Company had working capital of $219,780 as compared to working capital of $231,130 at March 31, 2009. The Company recorded a net loss of $174,578 for the six months ended September 30, 2009 as compared to $152,754 for the six months ended September 30, 2008. The Company had higher general and administrative expenses for the six months ended September 30, 2009, primarily attributable to the issuance of stock options granted during the period.

The Company completed a private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000 and incurred $636,576 in exploration expenditures up from $3,910 in the prior year. Cash used in operating activities was $78,333 as compared to the prior year when the cash used in operating activities was $184,423. This change is due to the positive change in working capital; the Company received a Mining Exploration Tax Credit.

Exploration

Congress Property, British Columbia

The Company was engaged in the exploration of its Congress Property located on the north side of Carpenter Lake in British Columbia's historic gold producing Bridge River region. The Congress Property is a historic mining property that supported past high-grade gold vein production from three portal entry underground workings. The property covers 2,433 hectares (6,012 acres) and consists of 45 claims including 8 crown grants, 13 mineral leases and 24 mineral claims.

Since May 2007, Levon has undertaken three phases of surface exploration to locate new gold bearing structures on its Congress property situated in the Bridge River Gold Camp. The three phases include prospecting, MMI soil grids, trenching by hand and with an excavator. Prospecting has been successful with the relocation of three previously known showings that have received little exploration work in the past and has also led to several other new discoveries. Most of the relocated zones and new discoveries are found along the south side of the Gun Creek canyon, on the north central portion of the Congress Property, and are contained in an area 100m wide by 600m long. The zones found in this area have a general east west

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

trend as opposed to the Congress, Lou and the Howard Zones, that have a north-south trend. Detailed geological mapping will be conducted to determine where diamond drill holes should be placed to test the gold bearing structures found in this area of Gun Creek.

In November 2007, the Company announced the approval of a 16-hole (5,000 metres) diamond drill program by the BC Ministry of Mines. The drill program has been designed to offset high grade surface gold showings discovered in September 2007, test the size potential of newly recognized porphyry gold controls on high grade stockwork vein zones, discovered in Gun Creek canyon in a northern part of the property and test the northern strike projection of the high grade Lou Gold Zone toward Gun Creek.

During 2008, the Company reopened the portal to the Goldbridge Tungsten mine and has been sampling the adit to determine future exploration.

In September 2008, the Company released the Congress Property, B.C. Drilling Summary Report including the 3 m wide intercept grading of 0.395 ounces per ton. The drill holes tested part of the newly recognized Gun Creek dacite stock mapped in a northern part of the property for bulk tonnage gold deposits. Three angle core holes (1,048 m total) confirm the presence of Au beneath gold showings prospected at the surface, which are associated with veins and veined zones. Such vein zones have been explored and mined at the Congress and Howard mines in the past. The holes confirm that the surface stockwork vein mineralized zones discovered by prospecting dacite porphyry dikes and sills, narrow down dip and along strike in the vicinity of the holes.

Industry standard core sampling procedures and quality control measures were applied to the core and the core samples. The samples were boxed and shipped via UPS to Acme Analytical Laboratory Ltd. in Vancouver for analysis. Acme Labs completed the 42 element mass spectrometry ICP analysis and Au on all the samples, any samples which returned >1ppm Au were fire assayed from a 30-gram pulp with a gravimetric finish.

The highest quality gold intercept cut in the holes is associated with veined zones 3 m wide grading 0.395 ounces per ton Au, (from 41 to 44 m hole depths,). This intercept is associated with vein quartz and disseminated Pyrite, Arseno Pyrite, Stibnite, Serecite, Carbonate altered Greenstone pillow basalt of the metamorphosed host rock sequence.

High grade vein potential and stockwork bulk tonnage gold potential remain to be tested in the vicinity of the best intercept and within the Gun Creek stock and its contact zone to the east of the 2007 drill holes.

Norma Sass Property, Nevada

In October 2008, the Company and Coral Gold Resources Ltd.'s wholly-owned U.S. subsidiary, Coral Resources, Inc. ("CRI") entered into an exploration, development and mine operating agreement (the "Agreement") with Barrick Gold Exploration Inc. ("Barrick"), wherein Barrick is granted the option to acquire up to a 75% interest in CRI's and the Company's interests in the Norma Sass Property, Nevada consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014. Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying CRI and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buyout CRI's and the Company's joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In May 2009, Barrick commenced the target delineation work followed by a drilling program, which began in October. Barrick did extensive geological mapping and geochemical soil and rock sampling across the property in order to define locations for drilling. The drilling program consisted of two mud rotary holes with target depths on the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.   The drill

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

contractor is Lang Exploratory Drilling of Elko, Nevada using an LM120 rig. The program was expected to take six weeks.

In November 2009, the Company's technical team visited with Barrick's Cortez Gold Mines in Crescent Valley, Nevada, USA. The group examined the chips and core from Barrick's recently completed hole, NS 09-01 at the Norma/Sass property. The group also visited the NS 09-01 drill site.

Hole NS 09-01 was started in early October and drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick's Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. Hole NS 09-01 started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth. Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft.

The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation. These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines. Assay results will be released once they are received from Barrick.

Cordero Silver, Gold, Lead, Zinc Project - Mexico

In February 2009, the Company signed a Letter of Intent with Valley High Ventures ("Valley High"), whereby Levon will earn a 51% interest from Valley High by spending $1,250,000 Cdn. by the end of February 2013 with a first year commitment of $250,000 to explore and develop their wholly owned Cordero-Sanson Property ("Cordero") 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.

In February 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in North Central Mexico (Penasquito, Pitarrilla, Comino Rojo and others). The original Cordero property consisted of contiguous staked and optioned mining claims that total about 10,000 hectares and cover the entire Cordero Mining District. In August, 2009 an additional contiguous 10,000 hectares was acquired through staking to cover an additional 7 km of strike length of the Cordero Porphyry Belt to the southwest and a second parallel porphyry belt identified by mapping 10 km to the north (Porphyry Norte Belt)

The Cordero porphyry belt now has a 13 km strike length and is about 3 km wide. The NE part of the belt consists of four mineralized intrusive (porphyry) centers that have been explored and developed mostly for high grade Ag, Au, Zn and Pb veins ranging back to ancient workings. Past bulk tonnage deposit exploration has been confined to the northeastern most intrusive center for Mo and Cu deposits. The southwest part of the belt includes the Pozo de Plata Diatreme complex discovered in 2009, the King Kong rhyolite dome and the Molina de Veinto Caldera mapped to the southwest, all mostly unprospected.

Valley High's wholly owned Mexican subsidiary, Coro Minera de Mexico S.A. de C.V. acquired the project in 2006 and conducted extensive soil sampling, geological mapping, trenching and IP. Past drill core was salvaged from several storage locations at the property. Relogging established the drill core had only been split and sampled for high-grade vein intercepts. What appeared to be wide, bulk tonnage mineralized core had not be split or sampled. Valley High split and assayed all the available old core and assay results to establish several bulk tonnage discovery intercepts in the old drill core (including hole COR 1 that returned 54.9 metres grading 0.17 g/T Au, 78.5 g/T Ag, 1.12% Zn and 1.35% Pb starting at a depth of 165.1m.). Several bulk tonnage Zg, Au, Zn, Pb targets were defined by the exploration results.

The current joint venture work program is designed to identify, rank and test all large-scale bulk tonnage potential in the district.

By May 30, 2009 a state of the art 3D induced polarization ("IP") geophysical survey by SJ Geophysics, Vancouver, B.C. was completed over three of the mineralized intrusive centers of the Cordero porphyry belt with the most obvious bulk tonnage target potential. The data was processed and a 3D inversion model constructed and interpreted to help lay out Phase I drill holes.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

In June 2009, the Company announced the discovery of the Pozo de Plata mineralized dike and diatreme complex that expands the strike of the original Cordero District porphyry belt 2 km to the southwest. Local miners had reported silver minerals in breccia, in a hand dug water well out in a valley area mostly covered by thin alluvial gravel. The reports were followed up with geologic traverses, mapping bedrock, soils sampling and trenching. Bedrock exposures of mineralized rhyolite dikes and diatreme breccia rocks were present in outcrop along a nearby creek. Initial rock samples returned anomalous Ag, Au, Zn and Pb in bedrock grab samples over a distance of 150 metres. Of eighteen grab samples collected; silver values range from 3.2 ppm to 374 ppm with eight samples returning greater than 50 ppm. Gold values range from 157 ppb to 1,190 ppb.

Results from a follow up trench excavated approximately 50 m east and north from the water well returned 355 metres grading 14.0 g/T Ag, 0.13 g/T Au, 0.12% Zn and 0.12% Pb including 175 metres at 21.8 g/T Ag, 0.20 g/T Au, 0.16% Zn and 0.20% Pb.

All past and current project data was compiled and integrated into a state of the art Gocad 3D exploration model to optimize drill targeting. Additional trenching was laid out and detailed geologic mapping and rock sampling proceeded. A drilling contract was let for the Phase I, 5000 m core drilling.

In September 2009, the Company reported additional trenching results from the Cordero silver, gold, zinc, lead porphyry district. Trenches were laid out to:

▪	Test for extensions of the high-values encountered in the Pozo de Plata trench;
▪	Test for surface mineralization in recently mapped diatreme breccias above high chargeability anomalies defined by the July 3D IP survey; and
▪	Expose bedrock near current artisan shafts sunk on high grade.

All trench samples are mineralized with at least geochemically anomalous metal values. Wide intervals of mineralization demonstrate the bulk tonnage character of the mineralized system. For example, Trench 2 cut 715 m (about 640 true width) grading 13.99 g Ag/T, 0.029 g Au/T, 872 ppm Zn, 1313 ppm Pb across the northeast strike of the porphyry belt within the Cordero lava dome complex.

Key intervals of the trenches that exceed an approximately 10 ppm Ag cutoff are tabulated below. The highest grade results from the Pozo de Plata trench are included for comparison.

Trench	From(m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (ppm)	Pb (ppm)
1	0	50	50	22.7	0.105	1999	4748
1	90	150	60	110.5	0.071	7045	18231
1	95	150	55	14.1	0.059	1707	722
2	0	75	75	18.2	0.022	1042	1123
2	205	255	50	32.0	0.022	805	1414
2	285	345	60	34.9	0.036	1753	3286
2	385	520	135	18.5	0.070	917	2174
3	70	115	45	20.7	0.067	1631	4081
4	20	60	40	11.1	0.063	162	557
Pozo	0	175	175	21.8	0.200	1555	1967

Trenches 1 and 2 are located from 318 to 536 metres northeast of the Pozo De Plata trench. Trench 1 branches out from trench 2 at the 465 m mark of trench 2. The highest silver values are associated with rhyolite and diatreme breccias and contact zones with limestone country rocks, and are accompanied by elevated zinc, lead, and occasionally gold. Trench 2 returned several long intervals of elevated silver including one section that returned 135 metres grading 18.5 g Ag/T.

Trench 3 is located 880 metres northeast of Trench 2 and is centered near a recent and active artisanal mine called San Luis. On the San Luis mine dump, a sample of rhyolite porphyry mineralized with 3-5%

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

disseminated pyrite, very fine disseminated sphalerite and intergrown silver sulfosalts, but no veining assayed 138 g/T Ag. The rhyolite porphyry contains mineralized centimeter-sized fragments (xenoliths) of medium grained dacite porphyry, characterized by 5-7% disseminated sphalerite and intergrown silver sulfosalt minerals. The presence of mineralized coarser grained xenoliths is interpreted as evidence of a mineralized dacite porphyry at depth that may correspond with a widespread deep induced polarization (IP) chargeability anomaly currently modeled at 300 metres depth.

Trench 4 is located 790 metres east of trench 2 and 550 metres south of trench 3. It is hosted in rhyolite near several artisan mine workings.

Results from Trench 1 and 2 have successfully expanded the new Pozo de Plata target an additional 600 metres to the northeast. The target remains open to the south and west. The trench samples are mostly oxidized and fresh sulphides were rarely encountered. At Cordero the depth of oxidation is variable and may extend from 20 m to over 80 metres depth.

Sample intervals were photographed and mapped according to best industry practices. All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua and Vancouver. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four acid digestion. Gold analyses were performed by 30-gram fire assay with an atomic absorption ("AA") finish.

In November 2009, the Company reported drilling results from the recently completed diamond drill program. This program included drilling 8 angle core holes, totaling 2,840 metres of HQ core. The eight holes were designed to test five, first priority, bulk tonnage targets in three of four mineralized intrusive centers of the Cordero Porphyry Belt.

A drill hole location map can be viewed at Levon's website (www.levon.com). The targets are widely spaced across the Cordero District and include:

1)	Pozo de Plata Diatreme Dike Complex at the present SW end of the Belt (Hole C09-1, C09-2, C09-4,C09-5)

2)	The down dip projection of outcropping bonanza Ag veins (Au, Zn, Pb) in the Cordero Volcanic Dome Complex immediately to the NE (C09-3)

4)	Porphyry targets Cordero Dome Complex (C09-8) La Ceniza Limestone-Roofed Stock The down dip projections of outcropping bonanza veins and associated replacement deposits immediately NE.

The targets are defined on the basis of detailed geologic mapping, the district scale soils grid, rock chip samples, and chargeability anomalies from a 3D induced polarization survey completed earlier in the year.

The drilling program was completed by HD Drilling of Mazatlan, Mexico.

Drill assay results were received from holes C09-1, 2, 3, 4, 5, 6, 7, and 8, as summarized in Table 1 below.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

Table 1: Summary Drill Results

Hole	Target	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (%)	Pb (%)
C09-1	Pozo de Plata	0	70	70	29.14	0.08	0.25	0.15
C09-2	Pozo de Plata	6	88	82	31.74	0.27	0.15	0.23
C09-3	Cordero Dome	72	92	20	88.34	0.14	1.90	1.69
C09-3	Cordero Dome	184	192	8	25.38	0.56	1.45	0.31
C09-4	Pozo de Plata	122	130	8	32.50	0.21	0.62	0.34
C09-5	Pozo de Plata	92	244	152	80.64	0.61	1.41	1.22
C09-5(incl.)	Pozo de Plata	130	202	72	150.16	1.06	2.48	2.27
C09-7	La Ceniza	120	126	6	50.50	0.16	2.01	1.11
C09-8	Cordero Dome	190	256	66	17.33	0.02	1.45	0.08
C09-8	Cordero Dome	272	278	6	15.83	0.02	1.69	0.34
C09-8	Cordero Dome	426	434	8	87.93	0.08	3.05	1.54

The Pozo de Plata Diatreme Breccia, Dike Complex was recognized and has extended the Cordero Porphyry Belt about 2 km to the southwest in March 2009. Follow up geologic mapping, soils sampling, rock chip sampling and two rounds of trenching established wide intervals of mineralized diatreme breccia and rhyolite dikes on the surface.

The Diatreme Complex is for the most part covered by thin soil and colluvium, and initial drilling explored eastern outcrops of the Complex near the discovery outcrop which, were used to follow up on some of the trench results.

Holes C09-1 and C09-2 were drilled beneath the silver showing in the water well and the discovery trench respectively. The holes returned elevated metal values over significant widths.

Hole C09-3 cut the northeast margin of the main Cordero Volcanic Dome Complex about 1,270 m NE of C09-5 in the vicinity of several artisanal mine workings centered on outcropping high grade vein zones. C09-3 encountered two high grade intervals from the lab results returned to date (Table 2) that correlate with vein swarms cutting dacite porphyry and rhyolite of the dome complex. The uppermost vein zone was previously unknown. The lower portion of C09-3 cut limestone, presently interpreted to be the country rocks of the northern Cordero Volcanic Dome Complex which might be mushroom shaped with hole C09-3 cutting beneath the cap.

Holes C09-4 and C09-5 were drilled beneath Trench 2. Hole C09-5 was the first test of an IP chargeability anomaly beneath the trenches. Hole C09-5 cut strongly mineralized diatreme breccia and rhyolite and dacite breccia dikes, through an interval that returned 152 metres grading 80.64 g/T Ag, .61 g/T Au, 1.41 % Zinc and 1.22% lead.

Hole C09-5 mineralization consists of medium to coarse grained sphalerite often intergrown with galena, pyrite and very fine grained tetrahedrite (petrographic polished sections pending) in the breccia matrix and as clasts within the diatreme breccias and as finely disseminated grains and sparse, stockwork veins within and near the breccia dikes. The diatreme breccia is a poorly sorted, matrix supported rock, containing polylithic clasts of intrusive, volcanic and sedimentary rocks, set in a rock flour matrix. The diatreme breccia is entirely gradational with the breccia dikes, which are distinguished by their intrusive and milled intrusive matrix with matching intrusive clasts. It is potentially important from an exploration view, that within the diatreme breccia at least two well mineralized clasts of diorite were found. The mineralized diorite is interpreted as evidence of a mineralized, more mafic intrusive within the Diatreme Complex. The hole ended in non brecciated limestone country rocks.

Holes C09-6 and C09-7 were drilled within the La Ceniza limestone roofed stock complex, 800 metres and 1400 metres northeast respectively from hole C09- 8, as first tests of isolated IP anomalies and high grade

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

replacement deposits beneath bonanza vein workings. Only narrow vein intercepts were cut by the holes. Other La Ceniza high grade replacement type targets remain untested in the intrusive center.

Hole C09-8 was drilled on the Southeast margin of the main Cordero Dome (1,200 metres east of hole C09-5) and aimed at an IP chargeability anomaly beneath outcropping veins and shallow underground production workings. The hole encountered disseminated and sparce stockwork vein, porphyry controlled mineralization, some of which is ore grade (Table 1). High silver, zinc values are associated with mineralized breccias, and peculiar sphalerite zinc-rich phyllic alteration that cuts across pyritic phylllic and potassic alteration that dominates the hole. The cross cutting zinc-rich phyllic alteration intervals in C09-8 are evidence of a younger zinc rich alteration present in the porphyry system. Additional drilling is required to determine the extent of the zinc rich alteration phase within and beneath the Cordero Volcanic Dome Complex.

Drill core samples were collected in continuous two metre lengths, primarily by sawing of the key megascopically mineralized intervals and by splitting other intervals. All of the samples mentioned were prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico and Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with an atomic absorption ("AA") finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four acid digestion with over limit results being re-analyzed with assay procedures utilizing ICP-AES.

The Company also reported that an additional 10,000 hectares were staked north and west of Cordero for a total land package of close to 20,000 hectares or 200 square kilometres. The new claims cover the southwest strike extension of the Cordero Porphyry Belt to the Molino de Viento Caldera complex, adding an additional strike length of 7 km to the Cordero Porphyry Belt. The new claims also cover a second parallel, northeast trending porphyry belt (Porphyry Norte Belt) 8 km north of the Cordero Porphyry Belt.

The southwest extension of Cordero includes the King Kong felsic dome complex, which is locally cut by narrow, Cordero like silver veins and the Molino de Viento Caldera, ring dyke complex identified by geologic mapping of a circular magnetic low.

The Porphyry Norte Belt includes the Sanson Norte stock and skarn complex, drilled in the past by Penoles and others (results unknown), and to the northeast a poorly exposed felsic dome complex with dykes and altered country rocks exposed in erosional windows through Tertiary basalt cover.

Summary and Future Plans

Phase II exploration plans are being prepared for offset and grid drilling around the best holes of Phase I and to complete first round exploration drilling of other targets for bulk tonnage deposits in the Main District. Initial outlying exploration and targeting on the new land additions are being included in Phase II, which is expected to start January 2010.

The Cordero property was originally centred on a mineralized belt of four porphyries that had been defined through a strike length of 6 km and a width of about 3 km. The district and its extensions are now covered by wholly owned claims with the core of the district controlled by consolidated mineral claims and surface access land agreements with private ranch owners. The total land position covers about 20,000 hectares wherein Levon will earn a 51% interest and operatorship by spending Cdn $1,250,000 plus their portion of the underlying option and maintenance property costs by the end of February 2013. The company has spent approximately $1,000,000 to date.

The project is under the direct supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon's Vice President of Exploration and Mr. Francisco Armenta Eng., Valley High's General Manager, Mexico. The Company employs a rigorous quality assurance and quality control ("QAQC") program comprised of control samples that include standardized material, blanks and duplicates. AMEC Americas Ltd. ("AMEC") has designed the QAQC protocol from a study and review of information provided by Mr. Chevillon of Levon, who is a qualified person within the context of National Instrument 43-101.

For further details and maps of the Cordero project, please see our website: www.levon.com

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company's projections are estimates only based on management's assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral that is more readily mineable, afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Results of Operations

Three months ended September 30, 2009 compared with the three months ended September 30, 2008

General and administrative expenses

General and administrative expenses totaled $87,380 for the three months ended September 30, 2009 as compared to $94,167 for the three months ended September 30, 2008, a decrease of $6,787. Generally costs have decreased over the prior year except for increases of $5,000 in consulting fees, $9,379 in shareholder relations and $4,025 in stock based compensations. Decreases include $3,739 in general exploration, $2,012 in office occupancy, $8,438 in professional fees, $1,404 in salaries and $9,313 in travel.

Stock based compensation expense was higher in the current period as a result of the vesting of options that were issued in the first quarter. Consulting was higher due to the addition of a consultant and the Company has increased their investor relations to obtain greater exposure. Professional fees were higher in 2008 as a result of increased audit fees.

Loss for the period

Loss for the three months ended September 30, 2009 was $82,354 compared to a loss of $92,691 for the three months ended September 30, 2008, a decrease of $10,337. The main reason for this decrease was the lower general and administrative expenses, as discussed above, as well as a foreign exchange gain of $4,856.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

Six months ended September 30, 2009 compared with the six months ended September 30, 2008

General and administrative expenses

General and administrative expenses totaled $184,138 for the six months ended September 30, 2009 as compared to $155,729 for the six months ended September 30, 2008, an increase of $28,409. Generally administrative expenses are lower then the prior year with increases of $7,400 in consulting fees, $5,088 in shareholder relations and $34,989 in stock based compensation. Decreases consist of $4,122 in general exploration, $1,240 in office occupancy, $8,332 in professional fees, $2,615 in salaries and $2,744 in travel.

As discussed above, stock based compensation expense was higher in the current period as a result of the issuance of 500,000 stock options granted and consulting fees were higher due to the addition of a consultant. General exploration has decreased with the Company's focus on the exploration of the Cordero Property. Professional fees are lower than 2008 due to lower audit fees.

Loss for the period

Loss for the six months ended September 30, 2009 was $174,578 compared to a loss of $152,754 for the six months ended September 30, 2008, an increase of $21,824. The main reason for this increase was the increase in general and administrative expenses as discussed above. In addition, interest income was lower by $2,823; these increases were offset with a gain in foreign exchange of $9,381.

Summary of Quarterly Results

Period ended	Sept. 30 2009 Q2	Jun.30 2009 Q1	Mar. 31 2009 Q4	Dec. 31 2008 Q3	Sept 30 2008 Q2	Jun 30 2008 Q1	Mar 31 2008 Q4	Dec.31 2007 Q3
Loss before other items	(87,380)	(96,758)	(92,042)	(78,259)	(94,167)	(61,562)	(147,611)	(162,840)
Net Income (Loss)	(82,354)	(92,224)	(103,512)	(74,556)	(92,691)	(60,063)	(146,623)	(159,621)
Basic Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

At this time the Company has no operating revenues. Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at September 30, 2009 the Company had working capital $219,780 compared to working capital of $231,130 at March 31, 2009.

In March 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one non-transferrable share purchase warrant. Each warrant will entitle the investor to purchase one additional common share with a term of two years at an exercise price of $0.15 during the first year and $0.25 during the second year. The warrants will be subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000. Each unit consists of one common share and one-half non-transferrable share purchase warrant. Two share purchase warrants will entitle the investor to purchase one additional common share with a term of one year at an exercise price of $0.35 expiring July 29, 2010. The Company paid to certain arm's length finders a finder's fee equal to 7% of the funds raised ($42,336), plus Broker's Warrants to acquire common shares of the Company equal to 7% of the number of units sold (264,600

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

broker warrants) at an exercise price of $0.35 per share for a period of one year expiring on July 29, 2010. The warrants are subject to an acceleration clause which will require the warrants to be exercised earlier, depending on the market price of the shares.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company's ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company's current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

During the six months ended September 30, 2008, $150,000 was raised through the exercising of 1,000,000 warrants and $15,000 through the exercising of 150,000 stock options.

Off-Balance Sheet Arrangements
The Company has not entered into any off-balance sheet transactions. Related Party Transactions

During the six months ended September 30, 2009, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$37,042 (2008 - $50,426) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. ("Oniva"), a private company owned by the Company and five other reporting issuers having common directors;

-	$15,000 (2008 - $15,000) was paid for management fees to a private company controlled by a director and officer of the Company;

-
$41,625 (2008 - $Nil) was paid for geological management fees to a private company controlled by a director of the Company. Of this amount, $36,382 has been capitalized under resource properties and $Nil was been expensed under general exploration;

-
$3,663 (2008 - $3,229) was charged to the Company for exploration costs associated with the Company's mineral properties in the State of Nevada from Coral Gold Resources Ltd. ("Coral"), a public company with common directors.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties. With the exception of the disclosure above, there are no stated terms of interest or repayment on balances owing by related parties to the Company.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The amount due from a related party consists of $5,564 (2008 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided.

Amounts due to related parties as at September 30, 2009 include:

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

-	$19,474 (March 31, 2009 - $26,680) owed to Oniva;

-	$59,858 (March 31, 2009 - $66,243) owed to a public company related by way of commondirectors;

-	$31,699 (March 31, 2009 - $32,972) owed to private companies controlled by directors of the Company.

Amounts due are without stated terms of interest or repayment. Disclosure of Management Compensation

During the six months ended September 30, 2009 $15,000 was paid to a Company controlled by the President for services as director and officer of the Company; $3,750 was paid to the Secretary for services as an officer of the Company; and $5,500 was paid to the Chief Financial Officer for services as an officer of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments

The Company's financial instruments consist of cash, security deposits, accounts receivable, investments, accounts payable and accrued liabilities, and due to related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

Adoption of New Accounting Standards

Effective April 1, 2009, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Section 3064 "Goodwill and Intangible Assets". Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062, "Goodwill and Other Intangible Assets". Adoption of this standard did not have any impact on the Company's financial statements.

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company's financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (c) of the Company's Consolidated Financial Statements:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company's accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company's consolidated financial statements.

Outstanding Share Data

The following is the Company's outstanding share data as of September 30, 2009 and November 25, 2009: Common Shares: 55,389,483 as of September 30, 2009 and 56,039,483 as of November 25, 2009

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares RemainingSubject to Options (Sept 30/09)	Number of Shares RemainingSubject to Options (Nov 25/09)
April 05, 2010	$ 0.10	1,075,000	725,000
April 25, 2011	$ 0.21	675,000	425,000
October 2, 2011	$ 0.10	250,000	200,000
January 26, 2012	$0.18	25,000	25,000
June 14, 2012	$0.35	100,000	0
September 14, 2012	$0.35	150,000	150,000
September 14, 2012	$0.50	50,000	50,000
April 27, 2014	$0.25	500,000	450,000
TOTAL:		2,825,000	2,025,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/09)	Number of Underlying Shares (Nov 25/09)
March 27, 2010/2011	$0.15/$0.25	5,000,000	5,000,000
July 29, 2010	$0.35	2,500,000	2,500,000
TOTAL:		7,500,000	7,500,000

Broker's Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/09)	Number of Underlying Shares (Nov 25/09)
July 29, 2010	$0.35	264,600	264,600
TOTAL:		264,600	264,600

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

Commitment

The Company has entered into two vehicle lease agreements. The leases expire between 2011 and 2012 and the future obligations are as follows:

Amount
2010	$9,734
2011	$11,163
2012	$867

Internal Controls and Disclosure Controls over Financial Reporting

Since the Company is a Venture Issuer, it makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109. The Company has filed the Venture Issuer Basic Certificates for the six months ended September 30, 2009.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 25, 2009. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

LEVON RESOURCES LTD.